As filed with the Securities and Exchange Commission on December 4, 2008.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

____________________

POZEN INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	62-1657552
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

____________________

1414 Raleigh Road, Suite 400
Chapel Hill, North Carolina 27517
(919) 913-1030
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

____________________

John R. Plachetka, Pharm.D.
Chairman and Chief Executive Officer
POZEN Inc.
1414 Raleigh Road, Suite 400
Chapel Hill, North Carolina 27517
(919) 913-1030
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

____________________

Copies to:

Andrew P. Gilbert, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6600

____________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                                      Accelerated filer ☒
Non-accelerated filer ☐                                                      Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)		Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $.001 per share	8,540,000	(3)	$6.29	$53,716,600	$2,112

(1)
Pursuant to Rule 416(a) the number of shares being registered shall be adjusted to include any additional shares that may be issuable as a result of a distribution, split, combination or similar transaction.

(2)
The proposed maximum aggregate offering price, estimated solely for the purpose of calculating the registration fee, has been computed pursuant to Rule 457(c) promulgated under the Securities Act of 1933 and is based on the average of the high and low prices of POZEN Inc.’s common stock, par value $.001 per share on December 2, 2008, as reported by The Nasdaq Global Market.

(3)	Includes up to an aggregate of 8,000,000 shares of common stock offered by POZEN Inc. and up to an aggregate of 540,000 shares of common stock offered by the Selling Stockholders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented.  No securities described in this prospectus can be sold until the registration statement that we filed to cover the securities has become effective under the rules of the Securities and Exchange Commission.  This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities in any state where an offer or sale of the securities is not permitted.

Subject to Completion, dated December 4, 2008

Prospectus

POZEN INC.
8,540,000 Shares

Common Stock

____________________

POZEN Inc. may offer up to an aggregate of 8,000,000 shares of our common stock and the Selling Stockholders named in this prospectus may offer up to an aggregate of 540,000 shares of our common stock.

Our common stock is listed on The Nasdaq Global Market under the symbol “POZN.”  The last reported sale price of our common stock on The Nasdaq Global Market on December 2, 2008 was $6.35 per share. We may sell the shares of common stock through underwriters, through dealers, directly to one or more institutional purchasers or through agents.

Investing in shares of our common stock involves risk. See “Risk Factors” beginning on page 5 of this prospectus.  You should read this document and any prospectus supplement carefully before you invest.

This prospectus will allow us and the Selling Stockholders to offer for sale shares of our common stock over time.  We will provide a prospectus supplement each time we issue any shares of common stock, which will inform you about the specific terms of that offering and may also supplement, update or amend information contained in this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

____________________

The date of this Prospectus is    , 2008.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process.  Under the shelf registration process, we or the Selling Stockholders may sell from time to time the shares of common stock described in the prospectus in one or more offerings.  You should rely only on the information contained in this prospectus and the documents incorporated by reference.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  Each time that we sell shares of common stock under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The Selling Stockholders may sell none, some or all of the shares of common stock offered by the Selling Stockholders under this prospectus.  Each time that a Selling Stockholder sells shares of common stock under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add to, update or change information in this prospectus.  The information in this prospectus is accurate as of its date.  You should carefully read this prospectus, the prospectus supplement and the documents that we have incorporated by reference below.

Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to POZEN Inc. and its subsidiaries. To understand this offering fully, you should read this entire document carefully, particularly the “Risk Factors” section, as well as the documents identified in the section titled “Where You Can Find More Information.”

ABOUT POZEN INC.

We are a pharmaceutical company focused on developing products which can provide improved efficacy, safety or patient convenience in the treatment of acute and chronic pain and pain related conditions. We operate a business model that focuses on the following:

•	obtaining patents for innovative ideas which we believe have value in the marketplace;

•	utilizing a small group of talented employees to develop those ideas through proof of concept by working with strategic outsource partners; and

•	licensing the resulting product or technology to a strong pharmaceutical partner to commercialize.

We hire experts with strong project management skills in the specific disciplines we believe are important to maintain within our company. We contract with and manage strong outsource partners as we complete the necessary development work, permitting us to avoid incurring the cost of buying or building laboratories, manufacturing facilities or clinical research operation sites. This allows us to control our annual expenses, but to utilize “best in class” resources as required.

After we establish the proof of concept for an innovative idea, we work with the U.S. Food and Drug Administration, or FDA, or foreign regulatory agencies to design a clear path forward to the filing of a new drug application, or NDA, or its foreign equivalent. We may then decide to seek a strong pharmaceutical partner to license the product or technology to collaborate with us in the remaining development and to commercialize the product or technology after approval. The success of our business is highly dependent on the marketplace value of our ideas and the related patents we obtain, our ability to obtain from the required regulatory agencies approval to sell the developed products and our ability to find strong commercial partners to successfully commercialize the products.

We have developed Treximet® (formerly known as Trexima™) in collaboration with GlaxoSmithKline. Treximet is the brand name for the product combining sumatriptan 85 mg, formulated with RT Technology™ and naproxen sodium 500 mg in a single tablet designed for the acute treatment of migraine. On April 15, 2008, the FDA approved Treximet for the acute treatment of migraine attacks with or without aura in adults. Upon receipt of FDA approval, GSK notified us of its intention to launch the product and Treximet was available in pharmacies in May 2008.

Treximet incorporates our MT 400 technology, which refers to our proprietary combinations of a triptan (5-HT1B/1D agonist) and a non-steroidal anti-inflammatory drug, or NSAID. Under our MT 400 technology, we sought to develop product candidates that provide acute migraine therapy by combining the activity of two drugs that act by different mechanisms to reduce the pain and associated symptoms of migraine. We filed the NDA for Treximet with the FDA in August 2005, and in June 2006 we received an approvable letter requiring us to provide certain additional safety information relating to Treximet, some of which required new studies. An approvable letter is an official notification from the FDA that contains conditions that must be satisfied prior to obtaining final U.S. marketing approval. In early February 2007, we delivered a full response to this approvable letter that provided additional data and analyses and supporting information addressing the FDA’s safety concerns, including cardiovascular safety. On August 1, 2007, we received a second approvable letter from the FDA for Treximet in which the FDA requested that we further address the FDA’s concern about the product’s potential for genotoxicity. In response to this approvable letter, we submitted the results of three non-clinical (in vitro) studies that provided clarifying information about the Chinese Hamster Ovary, or CHO, assay and data from a clinical evaluation of the genotoxic potential of Treximet in human volunteers which indicated that no chromosomal aberrations were induced in peripheral blood lymphocytes when Treximet was administered to volunteers for seven days. On April 15, 2008, the FDA approved Treximet for the acute treatment of migraine attacks with or without aura in adults.

We are also developing product candidates that combine a type of acid inhibitor, a proton pump inhibitor, or PPI, with an NSAID (our PN program). These product candidates are intended to provide management of pain and inflammation associated with conditions such as osteoarthritis, and are intended to have fewer gastrointestinal complications compared to an NSAID taken alone.

In August 2006, we entered into an exclusive global collaboration and license agreement with AstraZeneca AB, or AstraZeneca, to co-develop and commercialize proprietary fixed dose combinations of the PPI esomeprazole magnesium with the NSAID naproxen in a single tablet using our PN formulation technology, which agreement was amended in September 2007. We began the Phase 3 program in September 2007. As part of the program, we are conducting two Phase 3 pivotal trials in patients who are at risk for developing NSAID-associated gastric ulcers, the primary endpoint for which is the reduction in endoscopic gastric ulcers. The FDA has informed us that it is conducting an internal review of the acceptability of using endoscopic gastric ulcers as a primary endpoint in clinical trials. The FDA has not indicated when its internal review will be completed, although the FDA has scheduled an internal meeting to address this issue during the first quarter of 2009. In the event the FDA determines that endoscopic gastric ulcers are no longer an acceptable endpoint, it is possible that we will be required to conduct additional trials using other endpoints which will require additional expense and delay NDA approval. In addition to the Phase 3 pivotal trials, we are conducting a long-term, open label safety study. We have terminated a non-pivotal smaller study in patients at high risk of gastrointestinal related events from NSAIDs which we believe is not required for approval. We are also conducting additional studies, for which AstraZeneca is paying us to conduct.

Another product candidate, PA, a combination of a PPI and aspirin, is currently in formulation and clinical development testing. Our PA product candidates are excluded from our agreement with AstraZeneca. We have met with the FDA to discuss the overall development program requirements. An investigational new drug application, or IND, was filed in the fourth quarter of 2007. We have completed a study which demonstrated the bioequivalence of the salicylic acid component of PA32540 as compared to 325 mg of enteric coated aspirin which we believe will satisfy the FDA’s bioequivalence requirement. We filed a Special Protocol Assessment, or SPA, with the FDA for the design of the Phase 3 studies for the product, the primary endpoint for which is the reduction in endoscopic gastric ulcers. The SPA is a process by which the FDA and a company reach agreement on the Phase 3 pivotal trial protocol design, clinical endpoints and statistical analyses that are acceptable to support regulatory approval. The FDA has informed us that it is conducting an internal review of the acceptability of using endoscopic gastric ulcers as a primary endpoint in clinical trials. The FDA has not indicated when its internal review will be completed, although the FDA has scheduled an internal meeting to discuss the issue during the first quarter of 2009. In the event the FDA determines that endoscopic gastric ulcers are no longer an acceptable endpoint, we would be required to redesign the Phase 3 studies. Therefore, we will delay the commencement of the pivotal trials for PA32540 until the FDA completes its internal review and we reach full agreement on the SPA for the product with the FDA.

We are also conducting both formulation development and early stage clinical studies with new product concepts that are currently in the exploratory stage. If warranted, we may file U.S. and international patent applications with claims directed toward these novel combinations and formulations.

We have incurred significant losses since our inception and have not yet generated significant revenue from product sales. As of September 30, 2008, our accumulated deficit was approximately $129.1 million. We record revenue under two categories: licensing revenues and development revenues. The Company’s licensing revenues include upfront payments upon contract signing, additional payments if and when certain milestones in the product’s development or commercialization are reached, and the royalty payments based on product sales. Additionally, the Company’s development revenues include the billings for the direct costs and certain personnel-related time incurred in performing additional development activities described under its collaboration agreements. Our historical operating losses have resulted principally from our research and development activities, including clinical trial activities for our product candidates and general and administrative expenses. Research and development expenses include salaries and benefits for personnel involved in our research and development activities and direct development costs, which include costs relating to the formulation and manufacturing of our product candidates, costs relating to preclinical studies, including toxicology studies, and clinical trials, and costs relating to compliance with regulatory requirements applicable to the development of our product candidates. Since inception, our research and development expenses have represented approximately 74% of our total operating expenses. For the nine months ended September 30, 2008, our research and development expenses represented approximately 84% of our total operating expenses.

Statement of Financial Accounting Standards Board, or SFAS, No. 7, “Accounting and Reporting by Development Stage Enterprises,” states that an enterprise shall be considered to be in the development stage if either planned principal operations have not commenced or planned principal operations have commenced, but there has been no significant revenue therefrom. We will remain a development stage company until such time as significant revenues have been generated from the marketing and sale of our product candidates.

We expect that we may continue to incur operating losses over the next several years as we complete the development and seek regulatory approval for our product candidates, develop other product candidates and acquire and develop product portfolios in other therapeutic areas. Our results may vary depending on many factors, including:

•	The progress of our PN and PA product candidates and our other product candidates in the clinical and regulatory process;

•
The ability of GSK to successfully commercialize Treximet in the U.S. For example, Treximet was available in pharmacies within one month from the date of its approval, but initial promotional materials for the product, including direct to consumer advertising, were not approved on a timely basis by the FDA and professional materials are still under review. The lack of approved materials and advertising launch may have had an adverse impact on initial sales of the product, thus negatively impacting our royalty revenue in the second and third quarters of 2008;

•	The establishment of new collaborations and progress and/or maintenance of our existing collaborations for the development and commercialization of any of our product candidates; and

•	The acquisition and/or in-licensing, and development, of other therapeutic product candidates.

We do not currently have commercialization or manufacturing capabilities. We have entered into collaborations and may enter into additional collaborations with established pharmaceutical or pharmaceutical services companies to commercialize and manufacture our product candidates once approved. Our ability to generate revenue is dependent upon our ability, alone or with collaborators, to achieve the milestones set forth in our collaboration agreements, to enter into additional collaboration agreements, and successfully develop product candidates, obtain regulatory approvals and successfully manufacture and commercialize our future products. These milestones are earned when we have satisfied the criteria set out in our revenue recognition footnote accompanying the financial statements included elsewhere in this Quarterly Report on Form 10-Q. These payments generate large non-recurring revenue that will cause large fluctuations in quarterly and annual profit and loss.

Our principal executive office is located at 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517, and our telephone number is (919) 913-1030. Our website address is www.pozen.com.  The information on our website is not incorporated into this prospectus and should not be considered to be a part of this prospectus.  We have included our website address as an inactive textual reference only.

RISK FACTORS

You should carefully consider the following risk factors and the section entitled “Forward-Looking Statements” before you decide to buy our common stock.

Described below are various risks and uncertainties that may affect our business. These risks and uncertainties are not the only ones we face. You should recognize that other significant risks and uncertainties may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. Certain risks and uncertainties, including ones that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, may also affect our business. If any of the risks described below actually occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Business

We have incurred losses since inception and we may continue to incur losses for the foreseeable future. Product revenue is dependent upon the commercialization efforts of our partners, including the sales and marketing efforts of GSK relating to Treximet.

We have incurred significant losses since our inception. As of September 30, 2008, we had an accumulated deficit of approximately $129.1 million. Our ability to receive product revenue from the sale of products is dependent on a number of factors, principally the development, regulatory approval and successful commercialization of our product candidates. We expect that the amount of our operating losses will fluctuate significantly from quarter to quarter principally as a result of increases and decreases in our development efforts and the timing and amount of payments that we may receive from others. We expect to continue to incur significant operating losses associated with our research and development efforts and do not know the amount or timing of product revenue we will receive as a result of sales of Treximet by GSK or sales of our other product candidates by our commercial partners. For example, GSK’s inability to launch Treximet with approved promotional materials, including direct to consumer advertising, and the continued delay in the approval or professional promotional materials may have had an adverse impact on initial sales of the product, thus affecting our royalty revenue during the second and third quarters of 2008.

Our only current potential sources of revenue are the payments that we may receive pursuant to our collaboration agreements with GSK and AstraZeneca. We received the remaining regulatory milestone payments under our collaboration agreement with GSK related to Treximet payable upon FDA approval and notification of GSK’s intent to commercialize Treximet, receipt of which  were delayed as a result of our receipt of a second approvable letter for the product on August 1, 2007.

We depend heavily on the success of our product candidates, which may never be approved for commercial use. If we are unable to develop, gain approval of or commercialize those product candidates, we will never receive revenues from the sale of our product candidates.

We anticipate that for the foreseeable future our ability to achieve profitability will be dependent on the successful development, approval and commercialization of Treximet and our current product candidates. Many factors could negatively affect our ability to obtain regulatory approval for our product candidates. For example, approval of Treximet for commercial use was significantly delayed by our receipt of two approvable letters, the first of which we received in June 2006 in which the FDA requested additional safety information on Treximet, some of which required new studies. On August 1, 2007, we received a second approvable letter from the FDA for Treximet in which the FDA requested that we further address the FDA’s concern about the product’s potential for genotoxicity.

The FDA has also informed us that it is conducting an internal review of the acceptability of using endoscopic gastric ulcers as a primary endpoint in clinical trials. Reduction of endoscopic gastric ulcers is the primary endpoint in our ongoing Phase 3 trials for PN 400 and the proposed primary endpoint in the current study design of the Phase 3 trials for our PA32540 product. In the event the FDA determines that endoscopic gastric ulcers are no longer an acceptable endpoint in clinical trials, we may be required to conduct additional trials and provide additional data which will require additional expenses and delay NDA approval of PN400. We will delay the commencement of the pivotal trials for PA32540 until the FDA completes its internal review and we reach full agreement on the SPA for the product with the FDA.

In addition to the inability to obtain regulatory approval, many other factors could negatively affect the success of our efforts to develop and commercialize our product candidates, including those discussed in the risk factors that follow as well as negative, inconclusive or otherwise unfavorable results from any studies or clinical trials, such as those that we obtained with respect to MT 500, which led to our decision to discontinue development of that product candidate in 2002.

Changes in regulatory approval policy or statutory or regulatory requirements, or in the regulatory environment, during the development period of any of our product candidates may result in delays in the approval, or rejection, of the application for approval of one or more of our product candidates. If we fail to obtain approval, or are delayed in obtaining approval, of our product candidates, our ability to generate revenue will be severely impaired.

The process of drug development and regulatory approval for product candidates takes many years, during which time the FDA’s interpretations of the standards against which drugs are judged for approval may evolve or change. The FDA can also change its approval policies based upon changes in laws and regulations. In addition, it can decide, based on its then current approval policies, any changes in those policies and its broad discretion in the approval process, to weigh the benefits and the risks of every drug candidate. As a result of any of the foregoing, the FDA may decide that the data we submit in support of an application for approval of a drug candidate are insufficient for approval. For example, the FDA has informed us that it is conducting an internal review of the acceptability of using endoscopic gastric ulcers as a primary endpoint in clinical trials. Reduction of endoscopic gastric ulcers is the primary endpoint in our ongoing Phase 3 trials for PN 400. In the event the FDA determines that endoscopic gastric ulcers are no longer an acceptable endpoint, we may be required to conduct additional trials and provide additional data which will require additional expenses and delay NDA approval of PN400. Further, changes in policy or interpretation may not be the subject of published guidelines and may therefore be difficult to evaluate. For example, the FDA has not recently published guidelines for the approval of new migraine therapies, and we have had to rely on periodic guidance from the FDA obtained in conversations and other meetings, the content of which may be subject to significant modification over the period of a drug’s development program. There is also the risk that we and the FDA may interpret such guidance differently.

Further, additional information about the potential risks of marketed drugs may affect the regulatory approval environment, or the FDA’s approval policies, for new product candidates. For example, in February 2005 an advisory committee convened by the FDA met to address the potential cardiovascular risks of COX-2 selective NSAIDs and related drugs in response to disclosures made about possible adverse effects from the use of some of these drugs. On April 7, 2005 the FDA issued a Public Health Advisory, or the Advisory, based, in part, upon the recommendations of the advisory committee. The Advisory stated that it would require that manufacturers of all prescription products containing NSAIDs provide warnings regarding the potential for adverse cardiovascular events as well as life-threatening gastrointestinal events associated with the use of NSAIDs. Moreover, subsequent to the FDA advisory committee meeting in February 2005, the FDA has indicated that long-term studies evaluating cardiovascular risk will be required for approval of new NSAID products that may be used on an intermittent or chronic basis. We do not know to what extent the FDA’s actions may otherwise adversely affect or delay the approvability of our PN or other product candidates that contain NSAIDs.

If we, or our current or future collaborators, do not obtain and maintain required regulatory approvals for one or more of our product candidates, we will be unable to commercialize those product candidates. Further, if we are delayed in obtaining or unable to obtain, any required approvals, our collaborators may terminate, or be entitled to terminate, their agreements with us or reduce or eliminate their payments to us under these agreements or we may be required to pay termination payments under these agreements.

Our product candidates under development are subject to extensive domestic and foreign regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertisement, promotion, sale and distribution of pharmaceutical products in the United States. In order to market our products abroad, we must comply with extensive regulation by foreign governments. If we are unable to obtain and maintain FDA and foreign government approvals for our product candidates, we, alone or through our collaborators, will not be permitted to sell them. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing that product candidate. Except for Treximet, which was approved for commercial sale in the U.S. on April 15, 2008, none of our other product candidates have been approved for sale in the U.S. or any foreign market and they may never be approved. For example, we received two approvable letters relating to our NDA for Treximet which communicated FDA’s concerns that delayed marketing approval. An approvable letter is an official notification from the FDA that contains conditions that must be satisfied prior to obtaining final U.S. marketing approval. In June 2006, we received the first approvable letter in which the FDA requested additional safety information on Treximet, and in August 2007, we received a second approvable letter in which the FDA requested that we address their concern about the potential implications from one preclinical in vitro chromosomal aberration study in which a signal for genotoxicity was seen for the combination of naproxen sodium and sumatriptan. We have also previously received not-approvable letters from the FDA relating to our NDAs for MT 100 and MT 300.

In the U.S., a separate NDA or supplement must be filed with respect to each indication for which marketing approval of a product is sought. Each NDA, in turn, requires the successful completion of preclinical, toxicology, genotoxicity and carcinogenicity studies, as well as clinical trials demonstrating the safety and efficacy of the product for that particular indication. We may not receive regulatory approval of any of the NDAs that we file with the FDA or of any approval applications we may seek in the future outside the U.S.

Further, our current or future collaboration agreements may terminate, or require us to make certain payments to our collaborators, or our collaborators may have the right to terminate their agreements with us or reduce or eliminate their payments to us under these agreements, based on our inability to obtain, or delays in obtaining, regulatory approval for our product candidates. For example, under our PN collaboration agreement with AstraZeneca, AstraZeneca has the right to terminate the agreement if certain delays occur or specified development and regulatory objectives are not met. For example, this termination right may be triggered by AstraZeneca if the FDA determines that endoscopic gastric ulcers are no longer an acceptable endpoint and we are required to conduct additional trials which would delay NDA approval for PN400. Both AstraZeneca and GSK have the right to terminate their respective agreement with us upon 90 days notice for any reason. If we or our contract manufacturers do not maintain required regulatory approvals, we may not be able to commercialize our products. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug’s use, or upon the conduct of further studies, and is subject to continuous review. The FDA may also require us to conduct additional post-approval studies. These post-approval studies may include carcinogenicity studies in animals or further human clinical trials. The later discovery of previously unknown problems with the product, manufacturer or manufacturing facility may result in criminal prosecution, civil penalties, recall or seizure of products, or total or partial suspension of production, as well as other regulatory action against our product candidates or us. If approvals are withdrawn for a product, or if a product is seized or recalled, we would be unable to sell that product and therefore would not receive any revenues from that product.

We and our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practices, or cGMP, regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our product candidates, and are subject to additional FDA inspection. We, or our third-party manufacturers, may not be able to comply with cGMP regulations or other FDA regulatory requirements, which could result in a delay or an inability to manufacture the products. If we or our partners wish or need to identify an alternative manufacturer, delays in obtaining FDA approval of the alternative manufacturing facility could cause an interruption in the supply of our products.

Labeling and promotional activities are subject to scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of unapproved products as well as the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA’s interpretation of them may limit our or our partners’ ability to market products for which we gain approval. Failure to comply with these requirements can result in federal and state regulatory enforcement action. Further, we may not obtain the labeling claims we or our partners believe are necessary or desirable for the promotion of our product candidates.

If third parties challenge the validity of the patents or proprietary rights of our marketed products or assert that we have infringed their patents or proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly and time consuming and could negatively impact the commercialization of Treximet and/or any of our products that we develop or acquire. We have received notice of a paragraph IV certification notifying us of the filing of an ANDA with the FDA for approval to market a generic version of Treximet. We filed a patent infringement lawsuit in response to this ANDA that could lead to costly and time consuming patent litigation.

The intellectual property rights of pharmaceutical companies, including us, are generally uncertain and involve complex legal, scientific and factual questions. Our success in developing and commercializing pharmaceutical products may depend, in part, on our ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on our intellectual property rights. There has been substantial litigation regarding patents and other intellectual property rights in the pharmaceutical industry. For example, third parties seeking to market generic versions of branded pharmaceutical products often file ANDAs with the FDA, containing a certifications stating that the ANDA applicant believes that the patents protecting the branded pharmaceutical product are invalid, unenforceable and/or not infringed. Such certifications are commonly referred to as a paragraph IV certification.

We recently received notice of a paragraph IV certification from Par Pharmaceutical, Inc. (Par) notifying us of the filing of an ANDA with the FDA seeking approval to market sumatriptan 85 mg/naproxen sodium 500 mg tablets. Par indicated that it intends to market a generic version of Treximet tablets before the expiration of U.S. Patent Nos. 6,060,499, 6,586,458 and 7,332,183.  We filed suit against Par in the federal court of the Eastern District of Texas on November 14, 2008.  We have also received notice of a paragraph IV certification from Alphapharm Pty Ltd. (Alphapharm) and their designated agent, Mylan Pharmaceuticals Inc.  We are evaluating Alphapharm’s paragraph IV certification and we expect to commence a patent infringement lawsuit against Alphapharm within 45 days of our receipt of this notice.  Upon filing of a patent infringement lawsuit against the filer of an ANDA, approval of such ANDA would automatically be stayed, or barred, for 30 months, or until an adverse court decision is entered, whichever may occur earlier.

Litigation can be time consuming and costly and we cannot predict with certainty the outcome. If we are unsuccessful in such a proceeding and the FDA approved a generic version of our product, such an outcome would have a material adverse effect on the sale of Treximet and our business.

Our reliance on collaborations with third parties to develop and commercialize our products is subject to inherent risks and may result in delays in product development and lost or reduced revenues, restricting our ability to commercialize our products and adversely affecting our profitability.

Under our current strategy, we expect to depend upon collaborations with third parties to develop our product candidates and we expect to depend substantially upon third parties to commercialize our products. As a result, our ability to develop, obtain regulatory approval of, manufacture and commercialize our existing and any future product candidates depends upon our ability to maintain existing, and enter into and maintain new, contractual and collaborative arrangements with others. We also engage, and intend in the future to continue to engage, contract manufacturers and clinical trial investigators.

In addition, although not a primary component of our current strategy, the identification of new compounds or product candidates for development has led us, and may continue to require us, to enter into license or other collaborative agreements with others, including pharmaceutical companies and research institutions. Such collaborative agreements for the acquisition of new compounds or product candidates would typically require us to pay license fees, make milestone payments and/or pay royalties. Furthermore, these agreements may result in our revenues being lower than if we developed our product candidates ourselves and in our loss of control over the development of our product candidates.

Contractors or collaborators may have the right to terminate their agreements with us or reduce their payments to us under those agreements on limited or no notice and for reasons outside of our control. We currently have a collaboration with GSK for the development and commercialization of certain triptan combinations using our MT 400 technology, including Treximet, in the U.S., a global collaboration with AstraZeneca for the development and commercialization of proprietary combinations of gastroprotective agents and naproxen, and a collaboration with Valeant NA in the U.S. for the development and commercialization of MT 300. In these collaboration agreements, our collaborators have the right to terminate the agreement upon a default by us. In addition, GSK and AstraZeneca are entitled to terminate their respective agreements with us upon 90 days’ notice for any reason. Additionally, both GSK and AstraZeneca have the right to reduce the royalties on net sales of products payable to us under their respective agreements if generic competitors attain a pre-determined share of the market for products marketed under the agreements, or if either GSK or AstraZeneca must pay a royalty to one or more third parties for rights it licenses from those third parties to commercialize products marketed under the agreements. AstraZeneca is also entitled to terminate its agreement with us if certain delays occur or specified development or regulatory objectives are not met. This termination right may be triggered by AstraZeneca if the FDA determines that endoscopic gastric ulcers are no longer an acceptable endpoint and we are required to conduct additional trials which would delay NDA approval for PN400. Valeant NA is entitled to terminate its agreement with us and a $1.0 million withdrawal fee payable by us in the event we choose to withdraw the NDA if we determine that additional studies or data that are required by the FDA for approval of the NDA would jeopardize the commercial viability of MT 300 or exceed our financial resources available for MT 300. Due to our belief that the FDA will not approve the NDA for MT 300 and there are no additional required studies, we began discussions with Valeant NA regarding termination of our agreement. Valeant NA has demanded payment of the $1.0 million withdrawal fee, which POZEN is disputing.

If our current or future licensees exercise termination rights they may have, or if these license agreements terminate because of delays in obtaining regulatory approvals, or for other reasons, and we are not able to establish replacement or additional research and development collaborations or licensing arrangements, we may not be able to develop and/or commercialize our product candidates. Moreover, any future collaborations or license arrangements we may enter into may not be on terms favorable to us.

A further risk we face with our collaborations is that business combinations and changes in the collaborator or their business strategy may adversely affect their willingness or ability to complete their obligations to us.

Our current or any future collaborations or license arrangements ultimately may not be successful. Our agreements with collaborators typically allow them discretion in electing whether to pursue various regulatory, commercialization and other activities or with respect to the timing of the development, such as our agreement with GSK under which GSK determined, among other things, the exact formulation and composition of the product candidates using our MT 400 technology for use in the Treximet clinical trials. Similarly, under our agreement with AstraZeneca, AstraZeneca has the right to manufacture clinical trial material itself or through a third party. If any collaborator were to breach its agreement with us or otherwise fail to conduct collaborative activities in a timely or successful manner, the pre-clinical or clinical development or commercialization of the affected product candidate or research program would be delayed or terminated. Any delay or termination of clinical development or commercialization, such as the delay in FDA approval we experienced as a result of approvable letters we received from the FDA in June 2006 and August 2007 related to our Treximet NDA, or a delay in FDA approval of PN4000 which would occur if the FDA determines that endoscopic gastric ulcers are no longer an acceptable primary endpoint in clinical trials and we are required to conduct additional clinical trials for the product, would delay or possibly eliminate our potential product revenues. Further, our collaborators may be able to exercise control, under certain circumstances, over our ability to protect our patent rights under patents covered by the applicable collaboration agreement. For example, under our collaboration agreements with GSK and AstraZeneca, GSK and AstraZeneca each has the first right to enforce our patents under their respective agreements and would have exclusive control over such enforcement litigation. GSK has advised us that it has elected not to exercise its first right to bring infringement suits against Par and Alphapharm which have submitted ANDAs to the FDA for approval to market a generic version of Treximet tablets.

Other risks associated with our collaborative and contractual arrangements with others include the following:

•	we may not have day-to-day control over the activities of our contractors or collaborators;
•	our collaborators may fail to defend or enforce patents they own on compounds or technologies that are incorporated into the products we develop with them;
•	third parties may not fulfill their regulatory or other obligations;
•	we may not realize the contemplated or expected benefits from collaborative or other arrangements; and
•	disagreements may arise regarding a breach of the arrangement, the interpretation of the agreement, ownership of proprietary rights, clinical results or regulatory approvals.

These factors could lead to delays in the development of our product candidates and/or the commercialization of our products or reduction in the milestone payments we receive from our collaborators, or could result in our not being able to commercialize our products. Further, disagreements with our contractors or collaborators could require or result in litigation or arbitration, which would be time-consuming and expensive. Our ultimate success may depend upon the success and performance on the part of these third parties. If we fail to maintain these relationships or establish new relationships as required, development of our product candidates and/or the commercialization of our products will be delayed or may never be realized.

A collaborator may withdraw support or cease to perform work on our product candidates if the collaborator determines to develop its own competing product candidate or other product candidates instead.

We have entered into collaboration and license agreements, and expect to continue to enter into such agreements, with companies that have products and are developing new product candidates that compete or may compete with our product candidates or which have greater commercial potential. If one of our collaborators should decide that the product or a product candidate that the collaborator is developing would be more profitable for the collaborator than our product candidate covered by the collaboration or license agreement, the collaborator may withdraw support for our product candidate or may cease to perform under our agreement. In the event of a termination of the collaborator’s agreement upon such cessation of performance, we would need to negotiate an agreement with another collaborator in order to continue the development and commercialization efforts for the product candidate. If we were unsuccessful in negotiating another agreement, we might have to cease development activities of the particular product candidate. For example, our development and commercialization agreement with GSK is subject to this risk. GSK has publicly disclosed that it is exploring the development of several compounds for the treatment of migraine. If GSK decides to focus its development and commercialization efforts on its own products rather than continuing to commercialize Treximet or work with us on any other product candidates that may be developed under the agreement, it has the ability to terminate our agreement upon 90 days’ written notice. In such a case, we would need to enter into a new development and commercialization agreement and would need to start the development process all over again. If we were able to negotiate a new development and commercialization agreement to develop our MT 400 technology, which is not certain, we would face delays and redundant expenses in that development.

We need to maintain current agreements and enter into additional agreements with third parties that possess sales, marketing and distribution capabilities, or establish internally the capability to perform these functions, in order to successfully market and sell our future drug products.

We have no sales or distribution personnel or capabilities. If we are unable to maintain current collaborations or enter into additional collaborations with established pharmaceutical or pharmaceutical services companies to provide those capabilities, or, alternatively, we are unable to develop internally sales and distribution capabilities, we will not be able to successfully commercialize our products. To the extent that we enter into marketing and sales agreements with third parties, such as our agreement with GSK which gives GSK responsibility for marketing and selling Treximet in the United States, our revenues, if any, will be affected by the sales and marketing efforts of those third parties. Further, we cannot guarantee that, should we elect to develop our own sales and distribution capabilities, we would have sufficient resources to do so, or would be able to hire the qualified sales and marketing personnel we would need.

Because we do not believe it is possible to convince the FDA to reverse its conclusion as stated in its not-approvable letter for MT 300, we do not expect to receive any revenue from sales of MT 300 in the U.S.

In October 2003, we received a not-approvable letter from the FDA related to our NDA for MT 300. The letter was issued based on the FDA’s conclusion that we had not submitted substantial evidence of effectiveness for MT 300 as an acute treatment for migraine. The FDA noted that, although MT 300 provided a statistically significant improvement over placebo on the pre-defined endpoint of sustained pain relief at 24 hours post dose as well as relief of pain at two hours post dose, MT 300 failed to achieve statistical significance versus placebo for the relief of all of the ancillary symptoms of migraine (nausea, photophobia and phonophobia) at two hours. Further, the FDA noted that the incidence of nausea, one of the associated symptoms of migraine, was statistically significantly higher following MT 300 treatment versus placebo at two hours. After our receipt of the not-approvable letter, we had continuing communications with the FDA regarding the MT 300 NDA. Based upon our understandings from our most recent communications with the FDA in 2005 and our understanding of the FDA’s current standards for approval of migraine drugs, we do not believe it is possible to reverse the not approvable status of the MT 300 NDA. Therefore, we do not believe that we will receive any revenue from sales of MT 300 in the U.S.

We need to conduct preclinical, toxicology, genotoxicity and carcinogenicity and other safety studies, and clinical trials for our product candidates. Any negative or unanticipated results, unforeseen costs or delays in the conduct of these studies or trials, or the need to conduct additional studies or trials or to seek to persuade the FDA to evaluate the results of a study or trial in a different manner, could cause us to discontinue development of a product candidate or reduce, delay or eliminate our receipt of potential revenues for one or more of our product candidates and adversely affect our ability to achieve profitability.

Generally, we must demonstrate the efficacy and safety of our product candidates before approval to market can be obtained from the FDA or the regulatory authorities in other countries. Our existing and future product candidates are and will be in various stages of clinical development. Depending upon the type of product candidate and the stage of the development process of a product candidate, we will need to complete preclinical, toxicology, genotoxicity and carcinogenicity and other safety studies, as well as clinical trials, on these product candidates before we submit marketing applications in the United States and abroad. These studies and trials can be very costly and time-consuming. For example, long-term cardiovascular safety studies, such as those the FDA has indicated will be required for approval of certain product candidates containing NSAIDs, typically take approximately three years. Further, in the event the FDA determines that endoscopic gastric ulcers are no longer an acceptable endpoint in clinical trials, we may be required to conduct additional trials and provide additional data which will require additional expenses and delay NDA approval of PN400 and the commencement of our pivotal trials for PA32540. In addition, we rely on third parties to perform significant aspects of our studies and clinical trials, introducing additional sources of risk into our development programs.

It should be noted that the results of any of our preclinical and clinical trial testing are not necessarily predictive of results we will obtain in subsequent or more extensive clinical trials or testing. This may occur for many reasons, including, among others, differences in study design, including inclusion/exclusion criteria, the variability of patient characteristics, including patient symptoms at the time of study treatment, the larger scale testing of patients in later trials, or differences in formulation or doses of the product candidate used in later trials. For example, our results from the first of our two Phase 3 pivotal clinical trials of Treximet differed from the results of our second Phase 3 clinical trial and from the Phase 2 proof-of-concept trial of MT 400 that we conducted prior to entering into our collaboration with GSK. Whereas in the Phase 2 trial statistical significance was reached at two hours over placebo in the relief of all associated symptoms of migraine (nausea, photophobia and phonophobia), in the first Phase 3 study Treximet failed to achieve statistical significance at two hours compared to placebo in the relief of nausea. In the second Phase 3 pivotal clinical trial, Treximet demonstrated superiority over the individual components measured by sustained pain-free response (p<0.001 vs. naproxen; p=0.009 vs. sumatriptan) and met all other regulatory endpoints versus placebo.

The successful completion of any of our clinical trials depends upon many factors, including the rate of enrollment of patients. If we are unable to recruit sufficient clinical patients during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. We also rely on the compliance of our clinical trial investigators with FDA regulatory requirements and noncompliance can result in disqualification of a clinical trial investigator and data that is unusable. In addition, the FDA or Institutional Review Boards may require us to conduct additional trials or delay, restrict or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Further, even though we may have completed all clinical trials for a product candidate that were planned for submission in support of a marketing application, we may be required to conduct additional clinical trials, studies or investigations or to submit additional data to support our marketing applications. For example, if after completion of its internal review, the FDA determines that endoscopic gastric ulcers are no longer an acceptable primary endpoint in clinical trials, we may be required to conduct clinical trials in addition to the ongoing Phase 3 trials for PN400 in order to gain approval for the product. In addition, we and/or our marketing or development partners may determine that pre-approval marketing support studies should be conducted. Unanticipated adverse outcomes of such studies, including recognition of certain risks to human subjects, could a have material impact on the approval of filed or planned market applications or could result in limits placed on the marketing of the product. We may also determine from time to time that it would be necessary to seek to provide justification to the FDA or other regulatory agency that would result in evaluation of the results of a study or clinical trial in a manner that differs from the way the regulatory agency initially or customarily evaluated the results. In addition, we may have unexpected results in our preclinical or clinical trials or other studies that require us to reconsider the need for certain studies or trials or cause us to discontinue development of a product candidate. For example, in reviewing our NDA for Treximet, the FDA expressed concern about the potential implications from one preclinical in vitro chromosomal aberration study, one of four standard genotoxicity assays, in which genotoxicity was seen for the combination of naproxen sodium and sumatriptan.

Once submitted, an NDA requires FDA approval before the product described in the application can be distributed or commercialized. Even if we determine that data from our clinical trials, toxicology, genotoxicity and carcinogenicity studies are positive, we cannot assure you that the FDA, after completing its analysis, will not determine that the trials or studies should have been conducted or analyzed differently, and thus reach a different conclusion from that reached by us, or request that further trials, studies or analyses be conducted. For example, the FDA requested additional safety information on Treximet in the approvable letter we received in June 2006 relating to our NDA for Treximet, which required conduct of additional studies, and  in August  2007, we received a second approvable letter in which the FDA raised an additional concern about the potential implications from one preclinical in vitro chromosomal aberration study, one of four standard genotoxicity assays, in which genotoxicity was seen for the combination of naproxen sodium and sumatriptan.

Further, although we believe that we provided the necessary data to support approval of the NDAs for MT 100, our proprietary combination of metoclopramide hydrochloride and naproxen sodium, and MT 300, the FDA issued not-approvable letters for the MT 100 and MT 300 NDAs in May 2004 and October 2003, respectively, and based upon our understandings from our most recent communication with the FDA and our understanding of the FDA’s current standards for approval of migraine drugs, we do not believe it is possible to reverse the not approvable status of the NDA for MT 300. In addition, based upon our receipt of the not approvable letter for MT 100 and the outcome of an August 2005 FDA Advisory Committee meeting relating to the potential risk of tardive dyskinesia associated with the use of one of the components of MT 100, we made the decision to discontinue further development of MT 100 and have withdrawn the MAA for the product in the U.K.

The FDA may also require data in certain subpopulations, such as pediatric use, or, if such studies were not previously completed, may require long-term carcinogenicity studies, prior to NDA approval, unless we can obtain a waiver of such a requirement. We face similar regulatory hurdles in other countries to those that we face in the U.S.

Our costs associated with our human clinical trials vary based on a number of factors, including:

•	the order and timing of clinical indications pursued;
•	the extent of development and financial support from collaborative parties, if any;
•	the need to conduct additional clinical trials or studies;
•	the number of patients required for enrollment;
•	the difficulty of obtaining sufficient patient populations and clinicians;
•	the difficulty of obtaining clinical supplies of our product candidates; and
•	governmental and regulatory delays.

We currently depend and will in the future depend on third parties to manufacture our product candidates. If these manufacturers fail to meet our requirements or any regulatory requirements, the product development and commercialization of our product candidates will be delayed.

We do not have, and have no plans to develop, the internal capability to manufacture either clinical trial or commercial quantities of products that we may develop or have under development. We rely upon third-party manufacturers and our partners to supply us with our product candidates. We also need supply contracts to sell our products commercially. There is no guarantee that manufacturers that enter into commercial supply contracts with us will be financially viable entities going forward, or will not otherwise breach or terminate their agreements with us. If we do not have the necessary commercial supply contracts, or if our current manufacturer is, or any of our future manufacturers are, unable to satisfy our requirements or meet any regulatory requirements, and we are required to find alternative sources of supply, there may be additional costs and delays in product development and commercialization of our product candidates or we may be required to comply with additional regulatory requirements.

If our competitors develop and commercialize products faster than we do or if their products are superior to ours, our commercial opportunities will be reduced or eliminated.

Our product candidates will have to compete with existing and any newly developed migraine therapies or therapies for any newly developed product candidates for the treatment of other diseases. There are also likely to be numerous competitors developing new products to treat migraine and the other diseases and conditions for which we may seek to develop products in the future, which could render our product candidates or technologies obsolete or non-competitive. For example, our primary competitors will likely include large pharmaceutical companies (including, based upon their current migraine portfolios, GSK, Merck & Co., AstraZeneca, Johnson & Johnson, Pfizer, Inc. and Endo Pharmaceuticals), biotechnology companies, universities and public and private research institutions. The competition for our PN products that receive regulatory approval will come from the oral NSAID market, or more specifically the traditional non-selective NSAIDs (such as naproxen and diclofenac), traditional NSAID/gastroprotective agent combination products or combination product packages (such as Arthrotec® and Prevacid® NapraPACTM), combinations of NSAIDs and PPIs taken as separate pills and the only remaining COX-2 inhibitor, Celebrex®, and new agents such as Prasugrel, which has been approved in several countries and is currently under review by FDA.

Based upon their drug product and pipeline portfolios and the overall competitiveness of our industry, we believe that we face, and will continue to face, intense competition from other companies for securing collaborations with pharmaceutical companies, establishing relationships with academic and research institutions, and acquiring licenses to proprietary technology. Our competitors, either alone or with collaborative parties, may also succeed with technologies or products that are more effective than any of our current or future technologies or products. Many of our actual or potential competitors, either alone or together with collaborative parties, have substantially greater financial resources, and almost all of our competitors have larger numbers of scientific and administrative personnel than we do.

Many of these competitors, either alone or together with their collaborative parties, also have significantly greater experience than we do in:

•	developing product candidates;
•	undertaking preclinical testing and human clinical trials;
•	obtaining FDA and other regulatory approvals of product candidates; and
•	manufacturing and marketing products.

Accordingly, our actual or potential competitors may succeed in obtaining patent protection, receiving FDA or other regulatory approval or commercializing products where we cannot or before we do. Any delays we encounter in obtaining regulatory approvals for our product candidates, such as we experienced as a result of the approvable letters we received from the FDA in June 2006 and August 2007 relating to the Treximet NDA, and as a result of the not-approvable letters we received from the FDA on MT 100 and MT 300, or which as we may experience in our PN and PA programs if the FDA determines that endoscopic ulcers are not an acceptable endpoint in clinical trials, increase this risk. Our competitors may also develop products or technologies that are superior to those that we are developing, and render our product candidates or technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may not ever receive any revenues from sales of products or may not receive sufficient revenues to achieve profitability.

If there is an adverse outcome in the securities class action lawsuit that has been filed against us or our current directors and officers, or we are unable to defend our patents in patent infringement lawsuits against generic companies filing ANDAs for our products, our business may be materially harmed. Further, defending against these lawsuits may be expensive and will divert the attention of our management.

A purported class action lawsuit claiming violations of securities laws was filed on August 10, 2007 in the U.S. District Court for the Middle District of North Carolina by a holder of our securities against us, our chairman and chief executive officer and one of our directors. The complaint alleges, among other claims, violations of Section 10(b), Rule 10b-5, and Section 20(a) of the Exchange Act arising out of allegedly false and misleading statements made by the Company concerning its migraine drug candidate, Treximet, during the purported class period, July 31, 2006 through August 1, 2007. By order dated February 15, 2008, the Court appointed joint co-lead plaintiffs. On April 25, 2008, the Company received the plaintiffs’ amended and consolidated complaint which added two current officers of the Company as additional defendants. The Company and individual defendants filed a motion to dismiss the amended and consolidated complaint with the Court on June 26, 2008. On August 27, 2008, the plaintiffs voluntarily dismissed their claims against one of the Company's directors. Briefing on the motion to dismiss is now complete and the motion is pending with the Court. The Company and the remaining individual defendants believe that the plaintiffs’ allegations are without merit, and intend to defend these claims vigorously.

The Company and GSK have received  letters from Par and Alphapharm notifying us that they  have submitted Abbreviated New Drug applications (ANDAs) to the FDA for approval to market sumatriptan 85 mg/naproxen sodium 500 mg tablets and that it intends to market a generic version of Treximet tablets before the expiration of U.S. Patent Nos. 6,060,499, 6,586,458 and 7,332,183. Both Par’s and Alphapharm’s letters also provide notice to the Company and GSK that their respective ANDAs contain a certification as required under 505(i)(2)(A)(iv) of the Federal Food, Drug and Cosmetic Act known as a “paragraph IV certification.”  Generally, such a certification states that the ANDA applicant believes that the claims of a patent to which a paragraph IV certification is made do not properly prevent that ANDA applicant from commercializing the product that is the subject of its ANDA. GSK has advised us that it has elected not to exercise its first right to bring an infringement suit against Par and Alphapharm. We filed suit against Par in the federal court in the Eastern District of Texas on November 14, 2008.  We are currently evaluating Alphapharm’s paragraph IV certification and we expect to commence a patent infringement lawsuit against Alphapharm within 45 days of our receipt of this notice.  Upon filing of a patent infringement lawsuit against the filer of an ANDA, approval of such ANDA would automatically be stayed, or barred, for 30 months, or until an adverse court decision is entered, whichever may occur earlier. Treximet currently has regulatory exclusivity through April 15, 2011 and such exclusivity can be extended by 6 months by completing pediatric studies.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of the pending class action lawsuit described above or a patent infringement lawsuits against Par and Alphapharm. Furthermore, we will have to incur expenses in connection with these lawsuits, which may be substantial. In the event of an adverse outcome or outcomes, our business could be materially harmed. Moreover, responding to and defending pending litigation will result in a significant diversion of management’s attention and resources and an increase in professional fees.

If we are unable to protect our patents or proprietary rights, or if we are unable to operate our business without infringing the patents and proprietary rights of others, we may be unable to develop our product candidates or compete effectively.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the United States and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets. In addition, we must operate in a way that does not infringe, or violate, the patent, trade secret and other intellectual property rights of other parties.

We cannot know how much protection, if any, our patents will provide or whether our patent applications will issue as patents. The breadth of claims that will be allowed in patent applications cannot be predicted and neither the validity nor enforceability of claims in issued patents can be assured. If, for any reason, we are unable to obtain and enforce valid claims covering our products and technology, we may be unable to prevent competitors from using the same or similar technology or to prevent competitors from marketing identical products. For example, if we are unsuccessful in litigation against Par, Alphapharm and other companies who may file ANDAs for Treximet, such companies could market a generic version of the product after marketing exclusivity expires. In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our products, any patents that protect our product candidates may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us.

In certain territories outside the U.S., our issued patents may be subject to opposition by competitors within a certain time after the patent is issued. Such opposition proceedings and related appeals may not be resolved for several years, and may result in the partial or total revocation of the issued patent. For example, in October 2005 oppositions were filed against our issued European patent for MT 400 by Merck & Co., Inc. and Almirall Prodesfarma asserting that the European patent should not have been granted. As a result of these oppositions and subsequent proceedings, the European Patent Office found that claims relating to combinations of sumatriptan and naproxen for the treatment of migraine were valid. However, broader claims relating to certain other 5-HT 1B/1D agonists and long-acting NSAIDs were held to be insufficiently supported by the presently available technical evidence.

We may need to submit our issued patents for amendment or reissue if we determine that any claims within our patents should not have been issued. While such a submission may be based on our view that only specified claims should not have been granted to us, there can be no assurance that a patent examiner will not determine that additional claims should not have been granted to us. Such was the case with one of our patents covering MT 100, which we submitted for reissue after determining that certain specified claims that are not central to our protection of MT 100 should not have been issued. In April 2006, we received an office action on the reissue application and, consistent with our decision not to devote further resources to the development of this product in the U.S., the reissue application was abandoned in January 2007.

We may need to license rights to third party patents and intellectual property to continue the development and marketing of our product candidates. If we are unable to acquire such rights on acceptable terms, our development activities may be blocked and we may be unable to bring our product candidates to market.

We may enter into litigation to defend ourselves against claims of infringement, assert claims that a third party is infringing one or more of our patents, protect our trade secrets or know-how, or determine the scope and validity of others’ patent or proprietary rights. For example, we filed a patent infringement lawsuit against Par in connection with its ANDA submission to the FDA containing a its paragraph IV certification for approval to market sumatriptan 85 mg/naproxen sodium 500 mg tablets, a generic version of Treximet tablets, before the expiration of our patents on November 14, 2008 in the federal court in the Eastern District of Texas. We are also currently evaluating Alphapharm’s paragraph IV certification and we expect to commence a patent infringement lawsuit against Alphapharm within 45 days of our receipt of this notice. As a result of these lawsuits or other litigation, our patent claims may be found to be invalid, unenforceable or not of sufficient scope to cover the activities of an alleged infringement. With respect to some of our product candidates, under certain circumstances, our development or commercialization collaborators have the first right to enforce our patents and would have exclusive control over such enforcement litigation. For example, under our collaboration agreements with GSK and AstraZeneca, GSK and AstraZeneca each has the first right to enforce our patents under their respective agreements. GSK has advised us that it has elected not to exercise its first right to bring an infringement suit against Par and Alphapharm, both of which have submitted ANDAs to the FDA for approval to market a generic version of Treximet tablets.

If we are found to infringe the patent rights of others, then we may be forced to pay damages in an amount that might irreparably harm our business and/or be prevented from continuing our product development and marketing activities. Additionally, if we or our development or commercialization collaborator seek to enforce our patents and are unsuccessful, we may be subject to claims for bringing a failed enforcement action, including claims alleging various forms of antitrust violations (both state and federal) and unfair competition. If we are found to be liable for such claims, then we may be forced to pay damages in an amount that might irreparably harm our business and/or be prevented from continuing our product development and commercialization activities. Even if we are successful in defending any such claims of infringement or in asserting claims against third parties, such litigation is expensive, may have a material effect on our operations, and may distract management from our business operations. Regardless of its eventual outcome, any lawsuit that we enter into may consume time and resources that would impair our ability to develop and market our product candidates.

We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and, as a result, we may not be able to protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. Also, many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

If we fail to acquire, develop and commercialize additional products or product candidates, or fail to successfully promote or market approved products, we may never achieve profitability.

As part of our business strategy, we plan to identify, self-invent and/or acquire product candidates or approved products in areas in which we possess particular knowledge. Because we do not directly engage in basic research or drug discovery, we may rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire such products and product candidates. We may not be able to acquire rights to additional products or product candidates on acceptable terms, if at all. In addition, if we acquire new products or product candidates with different marketing strategies, distribution channels and bases of competition than those of our current product candidates, we may not be able to compete favorably in those product categories.

None of our products may be accepted by the market.

The commercial success of our product candidates depends upon the acceptance of these products in the marketplace. Even if a product displays a favorable efficacy and safety profile in clinical trials, market acceptance of a product will not be known until after it is launched and a product may not generate the revenues that we anticipate. The degree of market acceptance will depend upon a number of factors, including:

•	the acceptance by physicians and third-party payors of Treximet as an alternative to Imitrex and other therapies;
•	the receipt and timing of regulatory approvals;
•	the availability of third-party reimbursement;
•	the indications for which the product is approved;
•	the rate of adoption by healthcare providers;
•	the rate of product acceptance by target patient populations;
•	the price of the product relative to alternative therapies;
•	the availability of alternative therapies;
•	the extent and effectiveness of marketing efforts by our collaborators, and third-party distributors and agents;
•	the existence of adverse publicity regarding our products or similar products; and
•	the extent and severity of side effects as compared to alternative therapies.

If we do not receive adequate third-party reimbursements for our future products, our revenues and profitability will be reduced.

Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the U.S., private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of a newly approved healthcare product. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance.

Our future revenues, profitability and access to capital will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of healthcare through various means. We expect that a number of federal, state and foreign proposals will seek to control the cost of drugs through governmental regulation. We are unsure of the form that any healthcare reform legislation may take or what actions federal, state, foreign and private payors may take in response to any proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

The testing and marketing of pharmaceutical products entails an inherent risk of product liability. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling our future products. If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities or be required to limit the commercialization of our product candidates. We have product liability insurance that covers our commercialized product and human clinical trials in an amount equal to up to $10 million annual aggregate limit with a $0.1 million deductible per claim. The amount of insurance that we currently hold may not be adequate to cover all liabilities that may occur. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We will explore, on an on-going basis, expanding our insurance coverage related to the sale of Treximet and for the inclusion of future marketed products when we obtain marketing approval for such products and commercial sales of such products begin. However, we may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing. If a plaintiff brings a successful product liability claim against us in excess of our insurance coverage, if any, we may incur substantial liabilities and our business may be harmed or fail.

We may need additional funding and may not have access to capital. If we are unable to raise capital when needed, we may need to delay, reduce or eliminate our product development or commercialization efforts.

In the future, we may need to raise additional funds to execute our business strategy. We have incurred losses from operations since inception and we may continue to incur additional operating losses. Our actual capital requirements will depend upon numerous factors, including:

•	the progress of our research and development programs;
•	the progress of preclinical studies, clinical and other testing or the need conduct additional trials, studies or other testing;
•	the time and cost involved in obtaining any regulatory approvals;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the effect of competing technological and market developments;
•	the timing of our receipt, if any, of milestone payments and royalties under collaborative agreements;
•	the effect of changes and developments in, or termination of, our collaborative, license and other relationships;
•	the terms and timing of any additional collaborative, license and other arrangements that we may establish; and

•	our ability to arrange for the commercialization of our product candidates.

Our operating expenses for the year ended December 31, 2007 totaled $51.4 million, including non-cash compensation expense of $4.3 million related to stock options and other stock-based awards, primarily associated with our adoption of SFAS No. 123(R) on January 1, 2006. For fiscal years 2005 through 2007, our average annual operating expenses (including average non-cash deferred compensation of $3.6 million) were $38.2 million. We will continue discussions with AstraZeneca on the timing and scope of marketing studies to support the commercialization of PN 400. As of September 30, 2008, we had an aggregate of $62.0 million in cash, cash equivalents and short-term investments. If our operating expenses for 2008 and 2009 remain at the level of our operating expenses in 2007, we believe that we will have sufficient cash reserves to maintain that level of business activities through 2009 provided certain increased development expenses are paid by AstraZeneca, as outlined in the agreement. However, our expenses might increase during that period beyond currently expected levels if we decide to, or any regulatory agency requires us to, conduct additional clinical trials, studies or investigations for any of our product candidates, including in connection with the agency’s consideration, or reconsideration, of our regulatory filings for our product candidates. In addition, we may be required to pay Valeant NA a withdrawal fee of $1.0 million if we do not prevail in our current dispute with them as to whether a withdrawal fee is payable under our MT 300 collaboration agreement.

We may be unable to raise additional equity funds when we desire to do so due to unfavorable market conditions in our industry or generally, or other unforeseen developments in our business. Further, we may not be able to find sufficient debt or equity funding, if at all, on acceptable terms. If we cannot, we may need to delay, reduce or eliminate research and development programs and therefore may not be able to execute our business strategy. Further, to the extent that we obtain additional funding through collaboration and licensing arrangements, it may be necessary for us to give up valuable rights to our development programs or technologies or grant licenses on terms that may not be favorable to us.

The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our research and development efforts.

We are highly dependent on the efforts of our key management and scientific personnel, especially John R. Plachetka, Pharm.D., our Chairman, President and Chief Executive Officer. Dr. Plachetka signed an amended and restated employment agreement with us on March 14, 2006, which was amended on September 28, 2007, for a three-year term with automatic one-year renewal terms. We have also entered into employment agreements with certain of our other key management personnel, which provide for one or two-year terms with automatic one-year renewal terms which were amended on September 28, 2007. If we should lose the services of Dr. Plachetka, or are unable to replace the services of our other key personnel who may leave the Company, such as Dr. Marshall E. Reese, Executive Vice President, Product Development, or William L. Hodges, Senior Vice President Finance and Administration and Chief Financial Officer or if we fail to recruit other key scientific personnel, we may be unable to achieve our business objectives. Dr. Reese has informed the Company of his intention to retire some time in the next 12 to 24 months. The Company anticipates an orderly transition of Dr. Reese’s responsibilities to other key POZEN employees upon his retirement. There is intense competition for qualified scientific personnel. Since our business is very science-oriented, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. Furthermore, our future success may also depend in part on the continued service of our other key management personnel and our ability to recruit and retain additional personnel, as required by our business.

Risks Related to our Common Stock and this Offering

Our stock price is volatile, which may result in significant losses to stockholders.

There has been significant volatility in the market prices of biotechnology companies’ securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

•	fluctuations in our operating results;
•	announcements of technological innovations, acquisitions or licensing of therapeutic products or product candidates by us or our competitors;
•	published reports by securities analysts;
•	positive or negative progress with our clinical trials or with regulatory approvals of our product candidates;
•	commercial success of Treximet and our other products in the marketplace once approved;
•	governmental regulation, including reimbursement policies;
•	developments in patent or other proprietary rights;
•	developments in our relationships with collaborative partners;
•	announcements by our collaborative partners regarding our products or product candidates;
•	developments in new or pending litigation;
•	public concern as to the safety and efficacy of our products; and
•	general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. From October 16, 2000, when our common stock began trading on The NASDAQ National Market (now known as The NASDAQ Global Market), through December 2, 2008, the high and low sales prices of our common stock ranged from $2.25 to $21.75. Broad market fluctuations may also adversely affect the market price of our common stock.

Sales of substantial amounts of our common stock in the public market could depress our stock price.

We have not sold shares of common stock in a public offering since our initial public offering in October 2000. Accordingly, we have a relatively small number of shares that are traded in the market and two of our stockholders and their affiliates beneficially hold approximately 21% of our outstanding shares. Any sales of substantial amounts of our common stock in the public market, including sales or distributions of shares by our large stockholders, or the perception that such sales might occur, could harm the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. For example, our chief executive officer and one of our directors may sell up to an aggregate of 1,180,000 shares pursuant to Rule 10b5-1 trading plans. Sales under those plans began in October 2006. Further, stockholders’ ownership will be diluted if we raise additional capital by issuing equity securities. We have filed with the Securities and Exchange Commission, and are seeking effectiveness of a shelf registration statement on Form S-3 for this offering under which we may register up to 8,540,000 shares of our common stock for sale to the public in one or more public offerings.  These shares will not be registered until the registration statement is declared effective by the Securities and Exchange Commission. Certain selling stockholders named in the prospectus for the registration statement may offer up to 540,000 of such shares, and we would not receive any of the proceeds from sales of those shares.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay transactions that our stockholders may favor and may prevent stockholders from changing the direction of our business or our management.

Provisions of our charter and bylaws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares, and may also frustrate or prevent any attempt by stockholders to change the direction or management of POZEN. For example, these provisions:

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;
•	provide for a classified board of directors with staggered three-year terms;
•	require supermajority stockholder approval to effect various amendments to our charter and bylaws;
•	eliminate the ability of stockholders to call special meetings of stockholders;
•	prohibit stockholder action by written consent; and
•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Further, in January 2005 our board of directors adopted a stockholder rights plan, similar to plans adopted by many other publicly-traded companies. The stockholder rights plan is intended to deter an attempt to acquire us in a manner or on terms not approved by our board of directors.

Our use of the offering proceeds may not yield a favorable return on your investment.

We currently anticipate that the net proceeds from this offering will be used primarily for research and development of additional product candidates and for general corporate purposes. In addition, we may also use such proceeds to acquire equipment, potential licenses and acquisitions of complementary products, technologies or businesses. Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade or government, interest-bearing securities. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. Pending the use of the proceeds in this offering, we will invest them. However, the proceeds may not be invested in a manner that yields a favorable or any return.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents we incorporate by reference may contain “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may contain expectations regarding revenues, earnings, operations and other financial projections, and may include statements of future performance, positioning, plans and objectives. These forward-looking statements are usually preceded by the words “continue,” “intends,” “will,” “plans,” “expects,” “anticipates,” “estimates,” “believes,” or similar expressions. These forward-looking statements represent only our belief regarding future events and rely on assumptions and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from expectations. The following documents, among others, describe these assumptions, risks, uncertainties, and other factors. You should read and interpret any forward-looking statements together with the following documents:

•	our most recent Annual Report on Form 10-K, including the sections entitled “Business”, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	our most recent Quarterly Report of Form 10-Q;

•	the risk factors contained in this prospectus under the caption “Risk Factors”; and

•	our other filings with the Securities and Exchange Commission.

Any forward-looking statement speaks only as to the date on which that statement is made.  We assume no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we will retain broad discretion in the allocation of the net proceeds of this offering. We currently intend to use the net proceeds of this and any future issuances for:

•	research and development of additional product candidates;

•	potential product acquisitions and/or potential acquisitions of complementary businesses; and

•	other general corporate purposes, including principally working capital and capital expenditures.

We have not determined the amount of net proceeds to be used for each of the specific purposes indicated. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the commercial success of Treximet and any potential future product, the progress of our research and development efforts, technological advances and the competitive environment for our products. Accordingly, we will have broad discretion to use the proceeds as we see fit. Pending such uses, we intend to invest the net proceeds in interest-bearing, investment grade or government securities. We will not receive the proceeds from any sale of our common stock made by the Selling Stockholders.

SELLING STOCKHOLDERS

Our Chief Executive Officer and Chairman of the Board of Directors, John R. Plachetka, may from time to time offer and sell, pursuant to this prospectus and any applicable prospectus supplement, up to an aggregate of 500,000 shares of our common stock which he owns through a Revocable Declaration of Trust.  Additionally, one of our directors, Peter J. Wise, may from time to time offer and sell up to an aggregate of 40,000 shares.  However, any such sales made by the Selling Stockholders will only be made pursuant to an underwritten public offering.

The following table sets forth, as of November 17, 2008, the number of shares of our common stock that the Selling Stockholders beneficially own and the number of shares being registered for sale.  The percentage of outstanding shares beneficially owned after the offering assumes that all of the shares offered by the Selling Stockholders will have been sold.

Selling Stockholders ____________________	Number of Shares Owned Prior to the Offering ____________________		Number of Shares Being Offered ____________________	Number and Percentage of Shares Owned After the Offering ____________________
Revocable Declaration of Trust u/a dated January 31, 2000, John R. Plachetka, Trustee	4,254,339	(1)	500,000	3,754,339	9.80%
Peter J. Wise	397,054	(2)	40,000	357,054	0.93%
____________________
(1)    Consists of (i) 1,157,808 shares owned by Silver Hill Investments, LLC, which is 50% owned by the JRPFamily Trust, 40% owned by John R. Plachetka through the JRP Revocable Trust, and 10% owned by hiswife, Clare A. Plachetka, through her assignee, the CAP Revocable Trust; (ii) 1,931,468 shares owned by the JRP Revocable Trust; (iii) 249,276 shares owned by the CAP Revocable Trust; (iv) 22,631 shares owned by the JRP Family Trust; and (v) 893,156 shares issuable pursuant to options exercisable within 60 days. This number does not include 102,785 shares issuable pursuant to restricted stock units held by Dr. Pachetka.
(2)    Includes 120,000 shares of common stock issuable pursuant to options exercisable within 60 days.

PLAN OF DISTRIBUTION

We may sell the shares of common stock through underwriters, through dealers or agents or directly to purchasers.  We will describe in the prospectus supplement, the particular terms of any offering of our shares of common stock, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any other information that we think is important.

The Selling Stockholders may from time to time offer and sell, pursuant to this prospectus and any applicable prospectus supplement, up to an aggregate of 540,000 shares of our common stock.  In addition, the Selling Stockholders may offer and sell shares of common stock in the open market pursuant to Rule 144.

If we use underwriters in the sale, the shares of common stock may either be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate.  The shares of common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, either at a fixed public offering price, or at varying prices determined at the time of sale.  The underwriters will use this prospectus and the prospectus supplement to sell our common stock.  Unless otherwise described in the prospectus supplement, the obligations of the underwriters to purchase shares of common stock will be subject to conditions precedent, and the underwriters will be obligated to purchase all the shares of common stock of a series if any are purchased.  Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the shares of common stock for whom they may act as agent. Underwriters may sell these securities to or through dealers.  If we use a dealer, such person, as principal, will sell our securities to the dealer.  These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent.  Any initial offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Shares of common stock may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the common stock for which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement.  Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase shares of common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts.  These contracts will provide for payment and delivery on a specified date in the future.  The conditions to these contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.  We may also sell our securities upon the exercise of rights which we may issue.

  In connection with an underwritten offering of the shares of common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares than we have actually sold to them.  The underwriters may elect to cover any short position by purchasing shares in the open market or by exercising the over-allotment option granted to the underwriters.  In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.  The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market, and these transactions may be discontinued at any time.  The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales.  No representation is made as to the magnitude or effect of these activities.

Agents, dealers and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act of 1933, or to contribution for payments which the agents, dealers or underwriters may be required to make relating to those liabilities.  Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act of 1933.

Any underwriter may make a market in the common stock, but will not be obligated to do so, and may discontinue any market making at any time without notice.  We can not and will not give any assurances as to the liquidity of the trading market for our common stock.

The Company has agreed to bear all of the expenses incurred by it in connection with the registration of the shares of common stock offered under this prospectus, except for any legal fees or similar expenses incurred by the Selling Stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  In addition, we maintain a website at http://www.pozen.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” much of the information we file with them under Commission File No. 000-31719, which means that we can disclose important information to you by referring you to those publicly available documents.  All of the information that we incorporate by reference is considered to be part of this prospectus, and any of our subsequent filings with the SEC will automatically update and supersede this information.  This prospectus incorporates by reference the documents listed below and any future filings made by POZEN with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information furnished under Items 2.02 or 7.01 of Current Report on Form 8-K, or exhibits related thereto, until the filing of a post-effective amendment to this prospectus which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold:

•	our annual report on Form 10-K for the year ended December 31, 2007, filed on March 6, 2008;

•	our proxy statement for our annual meeting of stockholders, filed on April 4, 2008;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 8, 2008;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2008, filed July 29, 2008;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2008, filed November 4, 2008;

•
our current reports on Form 8-K, filed January 7, 2005, as amended on January 18, 2005; filed on February 5, 2008; filed on February 26, 2008; filed on March 12, 2008; filed on April 16, 2008; filed on May 1, 2008; filed on May 8, 2008; filed on July 29, 2008; filed on August 1, 2008; filed on October 2, 2008, filed on October 10, 2008 and filed on November 25, 2008;

•
our description of common stock contained in our registration statement on Form 8-A, filed on October 6, 2000, (File No. 000-31719), as amended in our registration statement on Form 8-A, filed on January 12, 2005 (File No. 000-31719); and

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of this registration statement and prior to the effectiveness of the registration statement.

We will provide, upon written or oral request, to each person to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus.  You may request a copy of these filings, at no cost, by writing us at POZEN Inc., 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517.  Our telephone number is (919) 913-1030.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information.  The selling stockholders will not make an offer of these shares in any jurisdiction where the offer is not permitted.  You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey.  Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements of POZEN Inc. appearing in POZEN Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2007 and the effectiveness of POZEN Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements as of December 31, 2007 are incorporated herein by reference in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

POZEN INC.

8,540,000 Shares

Common Stock

____________________

Prospectus

     , 2008

____________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the costs and expenses payable by POZEN Inc. in connection with the offering described in this registration statement.  All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee:

Securities and Exchange Commission Registration Fee	$2,112
Printing	50,000
Accounting Services	50,000
Legal Fees	75,000
Miscellaneous	0

Total	$177,112

Item 15.	Indemnification of Directors and Officers

Article Eighth of our charter limits the monetary liability of each of our directors to us and our stockholders for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us and our stockholders, (2) for acts and omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, (4) for any transaction from which the director derived an improper personal benefit or (5) for acts or omissions occurring prior to adoption of the charter. Article Ninth of our charter and Section 145 of the Delaware General Corporation Law provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities, subject to the procedures and limitations stated therein. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.  We refer you to our charter and by-laws which are filed as exhibits to Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-35930).

We have an insurance policy which insures our directors and officers that insures our directors and officers, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers.

Item 16.	Exhibits

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description
4.1
Amended and Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930).

4.2
Amended and Restated By-Laws of the Company. (Incorporated by reference to Exhibit 3.5 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930).

4.3	Certificate of Designations of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Registrant’s current report on 8-K filed on January 13, 2005).

5.1	Opinion of Morgan, Lewis & Bockius LLP (filed herewith).

23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP (filed herewith).

24.1	Powers of Attorney (filed herewith).
____________________

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chapel Hill, State of North Carolina, on this 4th day of December, 2008.

POZEN INC.

By:	/s/ John R. Plachetka
John R. Plachetka, Pharm. D
President and Chief Executive Officer

KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Plachetka and William L. Hodges, and each of them, the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratify and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the date listed below.

	Signature	Title	Date
By:	/s/ John R. Plachetka	President and Chief Executive Officer (principal executive officer)	December 4, 2008
John R. Plachetka

By:	/s/ William L. Hodges	Senior Vice President Finance and Administration and Chief Financial Officer (principal financial officer)	December 4, 2008
William L. Hodges

By:	/s/ John E. Barnhardt	Vice President, Finance and Administration (principal accounting officer)	December 4, 2008
John E. Barnhardt

By:	/s/ Arthur S. Kirsch	Director	December 4, 2008
Arthur S. Kirsch

By:	/s/ Kenneth B. Lee, Jr.	Director	December 4, 2008
Kenneth B. Lee, Jr.

By:	/s/ James J. Mauzey	Director	December 4, 2008
James J. Mauzey

By:	/s/ Jacques F. Rejeange	Director	December 4, 2008
Jacques F. Rejeange

By:	/s/ Paul J. Rizzo	Director	December 4, 2008
Paul J. Rizzo

By:	/s/ Peter J. Wise	Director	December 4, 2008
Peter J. Wise

INDEX TO EXHIBITS

Exhibit Number	Description
4.1
Amended and Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930).

4.2
Amended and Restated By-Laws of the Company. (Incorporated by reference to Exhibit 3.5 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930).

4.3	Certificate of Designations of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Registrant’s current report on 8-K filed on January 13, 2005).

5.1	Opinion of Morgan, Lewis & Bockius LLP (filed herewith).

23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP (filed herewith).

24.1	Powers of Attorney (filed herewith).